RAINCHIEF ENERGY ISSUES SHAREHOLDER UPDATE

Proposes 1:50 reverse split and IPO on the

Canadian National Stock Exchange “CNSX”

For Immediate Release

For Release – January 29, 2013 – Vancouver, BC – RainChief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced its intention to consolidate the Company's issued and outstanding shares of common stock on the basis of 50 existing shares for 1 new share (the “Reverse Split”). Fractional shares or odd lots of less than 100 shares will be rounded up to 100 share board lots. The Reverse Split will not change the par value of the Company's common stock, which will remain at $0.001 per share, or the number of shares of common stock the Company is authorized to issue, which will remain at 100,000,000. The purpose of the Reverse Split is to facilitate further financings and strategic transactions for the Company.

In accordance with its obligations under applicable securities laws, the Company will file an Information Circular or its equivalent with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission as promptly as is reasonably practicable.

The Company plans to mail an Information Circular describing the Reverse Split and detailing the future plans of the Company to shareholders along with an optional mail-in or online proxy voting form on or before February 8, 2013. The record date for the meeting at which the Company’s shareholders will vote on the Reverse Split has been fixed as February 28, 2013.

The shareholders’ meeting will be hosted at the Company’s office located at 1185 West Georgia Street, Suite 1110, Vancouver, BC V6E 4E6 on March 11, 2013 at 10:00 a.m. Proxy votes must be received by the Company’s secretary no later than March 7, 2013 in order to be voted at the meeting. If approved by the Company’s shareholders, the Reverse Split will not be effective until a minimum of 40 calendar days after the meeting date.

Pending the outcome of voting, the Reverse Split-adjusted shares of the Company’s common stock are expected to begin trading on the OTCQB on or before April 31, 2013. A new CUSIP number will be assigned to the Company's common stock as a result of the Reverse Split. The Company currently has 46,179,587 issued and outstanding shares of common stock, and subsequent to the Reverse Split there will be approximately 983,592.

The Company’s management is voting in favor of the Reverse Split and an informal survey of the Company’s shareholders indicates that shareholders owning a combined 70% of the issued and outstanding shares of the Company’s common stock endorse the Reverse Split.

In addition, the Company is currently drafting a prospectus in anticipation of listing its common stock on the Canadian National Stock Exchange (CNSX). The listing application will be submitted subsequent to the effective date of the Reverse Split and its approval is subject to applicable regulatory policies in Canada and the United States. The purpose of the CNSX listing is to create awareness of the Company and to facilitate financings and strategic transactions in Canada. Completing the CNSX listing will also result in the following additional benefits:

•	the Company’s common stock will qualify as a fully eligible RRSP investment, and
•	in the event the Company acquires Canadian- based petroleum assets, the Company’s common stock will qualify as an eligible flow-through investment for exploration and drilling purposes.

As a listing requirement of the CNSX, the Company will file a NI 51-101 Technical Report on its Gulf Jensen Prospect located in Curry County, New Mexico. The NI 51-101 Technical Report will be completed by an independent petroleum engineering firm.

The Company currently owns a 90% working interest in the Gulf Jensen Prospect.

On behalf of the Board of Directors,

RainChief Energy Inc. (OTCQB: RCFEF)

For corporate information contact:

Brad Moynes at 604-336-8138
Email info@rainchief.com

Corporate Address
1185 West Georgia, Suite 1110
Vancouver, BC V6E 4E6 Canada

T: 604-336-8138 F: 866-303-4630